大華銀行
UNITED OVERSEAS BANK

03 JAN -7 AM 8:29

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 65339898 **Fax** (65) 65342334
www.uobgroup.com

Our ref: ANN2002'03/UOB2002/UOB-A48/atl

17 December 2002

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

03003206

MEMBER'S VOLUNTARY WINDING UP OF SUBSIDIARY

SUPPL

Dear Sir

We enclose a copy of our Announcement dated 17 December 2002 in regard to the above matter for your information.

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Leo Hee Wui
Assistant Secretary

Encs

dlw 1/23

UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)

MEMBER'S VOLUNTARY WINDING UP OF SUBSIDIARY

Singapore, 17 December, 2002 – United Overseas Bank Limited ("UOB") wishes to announce that OUB Australia Ltd, a wholly owned subsidiary of UOB, has commenced member's voluntary liquidation. The liquidation is part of the ongoing rationalisation of the operations of the UOB group of companies.

Vivien Chan
Company Secretary
United Overseas Bank Limited

17 December 2002

大華銀行
UNITED OVERSEAS BANK

03 JAN -7 AM 8:29

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 65339898 **Fax** (65) 65342334
www.uobgroup.com

Our ref: ANN2002'03/UOB2002/UOB-A49/atl

18 December 2002

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

PT BANK UOB INDONESIA OPENS NEW OFFICE IN KELAPA GADING, JAKARTA

Dear Sir

We enclose a copy of our News Release dated 18 December 2002 in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Leo Hee Wui
Assistant Secretary

Encs

大華銀行集團
UNITED OVERSEAS BANK GROUP

NEWS RELEASE

PT Bank UOB Indonesia Opens New Office In Kelapa Gading, Jakarta
Forging stronger relations with customers, now and for the future

Singapore & Jakarta, 18 December 2002 — PT Bank UOB Indonesia ("UOBI"), a subsidiary of United Overseas Bank ("UOB") Limited, Singapore, opens its eighth office in Indonesia today. The new Sub-Branch is located in Kelapa Gading, a popular residential district in the northern part of Jakarta.

UOBI Kelapa Gading Sub-Branch offers comprehensive banking services, ranging from deposits and current accounts to foreign exchange services and remittances.

The opening of the new Sub-Branch demonstrates UOB's commitment to Indonesia. This commitment was also reinforced recently when UOB increased its shareholding in UOBI from 79.9 percent to 99.0 percent by buying out the stake of PT Bank Bali Tbk in September 2002.

UOBI was incorporated in Jakarta in 1989, and has over the years built up its presence in Indonesia. UOBI's success is demonstrated by the annual growth in its Net Profit Before Tax and Total Assets. UOBI's 2001 Net Profit Before Tax was Rp111,496 million, a growth of nearly 34 percent over Year 2000. Its Total Assets were Rp2,125,380 million in Year 2001, 30 percent higher than the year before.

Mr Chua Kim Hay, the President Director of UOBI, said, "These recent developments reaffirm UOB's commitment to Indonesia. The increased shareholding by UOB and the expansion of our branch network put UOBI in an even better position to expand our business and serve the needs of our customers in Indonesia."

The contact details of the new Sub-Branch are as follows:

Branch Manager	:	Mr Darjong Tungadi
Address	:	Jl. Boulevard Barat Blok LC6 No. 36-37 Kelapa Gading Jakarta 14240
Telephone	:	(62-21) 4527582
Fascimile	:	(62-21) 4527583

About UOB's Network in Indonesia

United Overseas Bank (UOB) has a comprehensive network to provide value-added services to customers in Indonesia. With the opening of the new Sub-Branch, its banking subsidiary, UOBI, now has a total of eight offices (Head Office in Jakarta, four branches and three sub-branches) in Indonesia. The branches are located in Batam, Surabaya, Bandung and Bali, while the sub-branches are located in Kelapa Gading and Pluit Megamal (in Jakarta), as well as in Bintan (Riau Island).

Besides the eight offices of UOBI, UOB has a Representative Office in Jakarta, a joint venture stockbroking company (PT UOB Kay Hian Securities), and a joint venture life assurance company (PT UOB Life-Sun Assurance).

About United Overseas Bank

United Overseas Bank (UOB), a leading bank based in Singapore, was founded in 1935. Over the years, the bank has grown from strength to strength through successful acquisitions and aggressive business plans. Its banking subsidiary in Singapore comprise Far Eastern Bank, while those in the region are United Overseas Bank (Malaysia), PT Bank UOB Indonesia, UOB Radanasin Bank in Thailand and United Overseas Bank Philippines. It provides a wide range of financial services through its vast network that comprises more than 245 offices across 18 countries in the Asia-Pacific region, Western Europe and North America.

UOB has been rated among the world's top banks by Moody's Investors Service, receiving B+ for Bank Financial Strength, and Aa2 and Prime-1 for long-term and short-term deposits respectively.

UOB's vision is to be a premier bank in the Asia-Pacific region, committed to providing quality products and excellent customer service. In 2001, the Bank was ranked 'Asia's 3rd Strongest Bank' and the 'Strongest Bank in Singapore' by Asiamoney; 'Best Bank in Singapore' by US-based Global Finance; and 'Best Domestic Commercial Bank in Singapore' by The Asset. It also received the 'Bank of The Year 2002 – Singapore' award from The Banker, and 'Best Local Bank in Singapore' award from FinanceAsia's Country Awards for Achievement 2002.

For more information, please contact:

Teo Suan Hwi
Corporate Affairs Division
Tel: (65) 6539 3972
Fax: (65) 6538 2559
Email: Teo.SuanHwi@UOBgroup.com

Christina S. Tjahjadi
PT Bank UOB Indonesia (Jakarta)
Tel: (62-21) 250 6330 extension 320
Fax: (62-21) 250 6331
Email: ChristinaS.Tjahjadi@UOBgroup.com

About PT Bank UOB Indonesia

With the opening of the new Sub-Branch, PT Bank UOB Indonesia (UOBI) now has a total of eight offices (Head Office in Jakarta, four branches and three sub-branches) in Indonesia. The branches are located in Batam, Surabaya, Bandung and Bali, while the sub-branches are located in Kelapa Gading and Pluit Megamal (in Jakarta), as well as in Bintan (Riau Island).

As part of UOB Group's global network, UOBI offers a comprehensive range of banking services:

A. *Deposits*
   - Savings Account (in Rupiah);
   - Time Deposit (in Rupiah and other major currencies);
   - Current Account (in Rupiah, US Dollar and Euro).

B. *Trade Financing*
   - UOBI offers services on Export Bills negotiation, Letter of Credit (LC), Shipping Guarantee, Trust Receipt, as well as pre-export and post-export financing. Our team of highly professional trade financing personnel will ensure that customers' requirements of such services are met professionally and speedily.

C. *Foreign Exchange / Bank Notes*
   - Our team of highly professional foreign exchange dealers is able to offer customers the most competitive exchange rates for all your foreign exchange transactions. Up-to-date market information is also available upon request.

D. *Remittance*
   - With a large network of branches and correspondents worldwide, UOBI is able to handle customers' remittances to any part of the world.

E. *Travellers Cheque*
   - UOBI offers Travellers Cheques at very competitive prices, free of commission charges.

F. *Custody Services*
   - Our efficient and reliable custody services include safekeeping of securities, prompt settlement of transactions, updates on corporate announcements and collection of dividends, rights and bonus share issuance.

G. *Bank Guarantee*
   - Bank Guarantees issued by UOBI are readily accepted by both commercial houses and government bodies.

H. *Safe Deposit Box*
   - Our Head Office in Jakarta and Bali Branch offer safe deposit boxes of different sizes to meet customers' needs for safekeeping valuable belongings.

大華銀行
UNITED OVERSEAS BANK

03 JAN -7 AM 8:30

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 65339898 **Fax** (65) 65342334
www.uobgroup.com

Our ref: ANN2002'03/UOB2002/UOB-A50/atl

18 December 2002

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

United Overseas Bank Announces Closing of USD 1.7 billion Synthetic Investment Grade Collaterised Debt Obligation

Dear Sir

We enclose a copy of our Announcement dated 18 December 2002 in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Leo Hee Wui
Assistant Secretary

Encs

大華銀行集團
UNITED OVERSEAS BANK GROUP

NEWS RELEASE

United Overseas Bank Announces Closing of USD 1.7 billion Synthetic Investment Grade Collaterised Debt Obligation

Singapore, 18 December 2002 – United Overseas Bank (UOB) today announced the closing of a USD 1.7 billion Managed Synthetic Investment Grade Collateralised Debt Obligation (CDO) transaction: '**United Global Investment Grade CDO II**'.

The United Global Investment Grade CDO II is UOB Asset Management's (UOBAM) twelfth managed CDO and its second synthetic managed CDO. JP Morgan Chase is Arranger and Lead Manager and UOB is Joint-Arranger to the transaction.

The CDO is structured to provide investors with attractive returns on a synthetic portfolio of investment grade credit default swaps (CDS). The diversified portfolio comprises predominantly European and US names, with a small proportion of Asian exposures.

For further information, please contact:

Geraldine Leong
Corporate Affairs, UOB
Tel: (65) 6539 3981
Email: Geraldine.LeongWL@UOBgroup.com

大華銀行
UNITED OVERSEAS BANK

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 65339898 **Fax** (65) 65342334
www.uobgroup.com

Our ref: ANN2002/UOB2002/UOB-A52/atl

20 December 2002

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

1) **PROPOSED SCHEME OF ARRANGEMENT TO REORGANISE THE SHARE CAPITAL OF OVERSEAS UNION TRUST LIMITED ("OUT") FOR THE PURPOSE OF PRIVATISING OUT ("THE SCHEME")**

2) **DISTRIBUTION BY UNITED OVERSEAS BANK LIMITED OF APPROXIMATELY 31.12 PER CENT. OF THE ISSUED SHARE CAPITAL OF HAW PAR CORPORATION LIMITED ("HAW PAR") - CREDITING OF SECURITIES ACCOUNTS OF, AND DESPATCH OF HAW PAR SHARE CERTIFICATES TO, ENTITLED SHAREHOLDERS**

3) **UOB KAY HIAN FACILITATES TRADING OF ODD LOT HAW PAR SHARES FOR A TWO-MONTH PERIOD**

Dear Sir

We enclose the following Announcements for your information :-

a) Announcement dated 19 December 2002 on matter referred to in item (1) above;
b) Announcement dated 20 December 2002 on matter referred to in item (2) above; and
c) Announcement dated 20 December 2002 on matter referred to in item (3) above.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Leo Hee Wui
Assistant Secretary

Encs

UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)

PROPOSED SCHEME OF ARRANGEMENT TO REORGANISE THE SHARE CAPITAL OF OVERSEAS UNION TRUST LIMITED ("OUT") FOR THE PURPOSE OF PRIVATISING OUT ("THE SCHEME")

The Board of Directors of United Overseas Bank Limited (the "**Bank**") refers to the Scheme and is pleased to announce that an office copy of the order of the High Court of Singapore sanctioning the Scheme and confirming the reduction of the share capital of OUT has been registered with the Registrar of Companies and Businesses. Accordingly, pursuant to Section 210 of the Companies Act, Chapter 50, the Scheme has become effective on 19 December 2002 and OUT has become a wholly-owned subsidiary of the Bank.

The Directors of the Bank (including those who have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated in this Announcement are fair and accurate and no material facts have been omitted and they jointly and severally accept responsibility accordingly.

By Order of the Board

Mrs Vivien Chan
Company Secretary
19 December 2002

United Overseas Bank Limited
(Incorporated in the Republic of Singapore)

DISTRIBUTION BY UNITED OVERSEAS BANK LIMITED OF APPROXIMATELY 31.12 PER CENT. OF THE ISSUED SHARE CAPITAL OF HAW PAR CORPORATION LIMITED ("HAW PAR") - CREDITING OF SECURITIES ACCOUNTS OF, AND DESPATCH OF HAW PAR SHARE CERTIFICATES TO, ENTITLED SHAREHOLDERS

United Overseas Bank Limited ("**UOB**") refers to the distribution in specie (the **Distribution**") of 64,251,957 ordinary shares of S$1.00 each in the capital of Haw Par, representing approximately 31.12 per cent. of the issued share capital of Haw Par held by UOB, to the shareholders of UOB. Unless otherwise defined, terms used in this Announcement shall have the same meanings as defined in the circular to shareholders of UOB dated 11 November 2002 (the "**Circular**").

The Central Depository (Pte) Limited has informed UOB that the Securities Accounts of Entitled Shareholders, who are Depositors or who have elected to have their Haw Par Shares credited into their Securities Accounts, have been credited with Haw Par Shares today. In addition, the Share Registrar of Haw Par, Lim Associates (Pte) Ltd, has informed UOB that the Haw Par share certificates have been despatched today to Entitled Shareholders who are not Depositors and who have not elected to have their Haw Par Shares credited into their Securities Accounts. The Haw Par Shares which would otherwise have been distributed to Haw Par pursuant to the Distribution (in its capacity as a shareholder of UOB) and the Haw Par Shares which would otherwise have been distributed to Overseas Shareholders pursuant to the Distribution shall be dealt with respectively in the manner described in the Circular.

UOB shareholders who receive odd lots of Haw Par Shares pursuant to the Distribution and who wish to trade in such Haw Par Shares should note that the last date for the trading of Haw Par Shares in board lots of 40 Haw Par Shares on the temporary counter on the Singapore Exchange Securities Trading Limited is Friday, 21 February 2003. In addition, the attention of such UOB shareholders is drawn to the press release by UOB issued today entitled "UOB Kay Hian facilitates trading of odd lot Haw Par shares for a two-month period", a copy of which is attached to this announcement.

UOB shareholders should note the following important dates and times in respect of the Distribution:

First day of trading of Haw Par Shares in board lots of 40 Haw Par Shares	:	Monday, 23 December 2002
Last day of trading of Haw Par Shares in board lots of 40 Haw Par Shares	:	Friday, 21 February 2003

By Order of the Board

Vivien Chan
Company Secretary
United Overseas Bank Limited

20 December 2002

大華銀行集團
UNITED OVERSEAS BANK GROUP

NEWS RELEASE

UOB KAY HIAN FACILITATES TRADING OF ODD LOT HAW PAR SHARES FOR A TWO-MONTH PERIOD

Singapore, 20 December 2002 - On Thursday, 28 November 2002, United Overseas Bank Limited ("UOB") announced that its shareholders had, at an extraordinary general meeting of UOB convened on the same date, approved the proposed distribution in specie (the "Distribution") of 64,251,957 ordinary shares of S$1.00 each in the capital of Haw Par Corporation Limited ("Haw Par"). Arrangements have been made with the SGX-ST to facilitate the trading of Haw Par shares in board lots of 40 Haw Par shares for the period from Monday 23 December 2002 up to Friday, 21 February 2003.

At UOB's request, UOB Kay Hian Private Limited ("UOB Kay Hian") has offered to assist UOB shareholders to trade their odd lot Haw Par shares received pursuant to the Distribution, which might be in lots of less than the usual board lot size of 1,000 shares. UOB Kay Hian shall use best efforts to make a market for all odd lots (of less than the usual board lot of 1,000 shares) including lots of less than 40 Haw Par shares each for the period from Monday 23 December 2002 up to Friday, 21 February 2003. Such market making activities shall be at the absolute discretion of UOB Kay Hian and may be withdrawn by UOB Kay Hian at any time without prior notice.

To further facilitate the trading of odd lot Haw Par shares, UOB Kay Hian is prepared to reduce the brokerage fee charged to its clients to a minimum of S$15 per transaction in such odd lots of Haw Par shares for this two-month period.

UOB Kay Hian's offer of market making and reduced brokerage fee is made solely to assist UOB shareholders to trade their odd lot Haw Par shares received pursuant to the Distribution and does not extend to any other transactions.

For further information, please contact the following:-

United Overseas Bank Limited:
Mr Peter Heng/Ms Geraldine Leong
Corporate Affairs Division
Tel: (65) 6539 3980/96949862/(65) 6539 3981
Fax: (65) 6538 2559

UOB Kay Hian Private Limited:
Mr Alan Ong/ Mr John Lim
Tel: (65) 6395 5922/ (65) 6305 5953
Fax: (65) 6533 1747